UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )*

KE Holdings Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share
(Title of Class of Securities)

482497 104**
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**   CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482497 104
1	Name of Reporting Person
ZUO Hui
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
1,432,650,195
	6	Shared Voting Power
0
	7	Sole Dispositive Power
885,301,280
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,432,650,195(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
40.3%.(2) The voting power of the shares beneficially owned represent 81.6% of the total outstanding voting power.
12	Type of Reporting Person IN

Notes:

(1)           Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, a company beneficially owned by Mr. ZUO Hui, and 547,348,915 class A ordinary shares held by certain shareholders, which have granted an irrevocable voting proxy for all class A ordinary shares currently held by them to Mr. ZUO Hui. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands, which is beneficially owned by Mr. ZUO Hui through a trust. Mr. ZUO Hui and his family members are the trust’s beneficiaries. Therefore, Mr. ZUO Hui may be deemed to beneficially own all of the shares held by Propitious Global Holdings Limited. See Item 4.

(2)           Calculation is based on a total of 3,552,268,135 issued and outstanding ordinary shares (consisting of 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of December 31, 2020 as a single class. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 482497 104
1	Name of Reporting Person
Grain Bud Holding Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
885,301,280
	6	Shared Voting Power
0
	7	Sole Dispositive Power
885,301,280
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
885,301,280(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
24.9%.(2) The voting power of the shares beneficially owned represent 76.8% of the total outstanding voting power.
12	Type of Reporting Person CO

Notes:

(1)           Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited. See Item 4.

(2)           Calculation is based on a total of 3,552,268,135 issued and outstanding ordinary shares (consisting of 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of December 31, 2020 as a single class. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No. 482497 104
1	Name of Reporting Person
Propitious Global Holdings Limited
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
885,301,280
	6	Shared Voting Power
0
	7	Sole Dispositive Power
885,301,280
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
885,301,280(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11	Percent of Class Represented by Amount in Row 9
24.9%.(2) The voting power of the shares beneficially owned represent 76.8% of the total outstanding voting power.
12	Type of Reporting Person CO

Notes:

(1)           Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited. See Item 4.

(2)           Calculation is based on a total of 3,552,268,135 issued and outstanding ordinary shares (consisting of 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of December 31, 2020 as a single class. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1(a).	Name of Issuer: KE Holdings Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China
Item 2(a).	Name of Person Filing: (i) ZUO Hui; (ii) Grain Bud Holding Limited; and (iii) Propitious Global Holdings Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:
ZUO Hui

5th Floor, Building 16

No. 5 Jiangtai Road, Chaoyang District

Beijing, People’s Republic of China

Grain Bud Holding Limited

Ritter House, Wickhams Cay II

Road Town, Tortola VG1110

British Virgin Islands

Propitious Global Holdings Limited

Craigmuir Chambers

Road Town, Tortola, VG1110

British Virgin Islands.

Item 2(c)	Citizenship: ZUO Hui — People’s Republic of China Grain Bud Holding Limited — British Virgin Islands Propitious Global Holdings Limited — British Virgin Islands
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00002 per share, of the Issuer

The Issuer’s ordinary shares consist of class A ordinary shares and class B ordinary shares, each with a par value of US$0.00002 per share. Holders of class A ordinary shares and class B ordinary shares have the same rights except for voting and conversion rights. Each class A ordinary share is entitled to one vote, and each class B ordinary share is entitled to ten votes and is convertible into one class A ordinary share. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

482497 104

CUSIP number 482497 104 has been assigned to the ADSs of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable
Item 4.	Ownership.
The following information with respect to the ownership of the ordinary shares of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person	Amount beneficially owned:	Percent of class:	Percent of aggregate voting power	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ZUO Hui	1,432,650,195	40.3%	81.6%	1,432,650,195	0	885,301,280	0
Grain Bud Holding Limited	885,301,280	24.9%	76.8%	885,301,280	0	885,301,280	0
Propitious Global Holdings Limited	885,301,280	24.9%	76.8%	885,301,280	0	885,301,280	0

Pursuant to Rule 13d-3(d)(1), all class B ordinary shares (which are convertible into class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 3,552,268,135 issued and outstanding ordinary shares (consisting of 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of December 31, 2020 as a single class.

As of December 31, 2020, 885,301,280 class B ordinary shares of the Issuer were held by Propitious Global Holdings Limited. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands, which is beneficially owned by Mr. ZUO Hui through a trust. Mr. ZUO Hui and his family members are the trust’s beneficiaries. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. ZUO Hui may be deemed to beneficially own all of the shares held by Propitious Global Holdings Limited.

As of December 31, 2020, 547,348,915 class A ordinary shares of the Issuer were held by certain shareholders which have granted an irrevocable voting proxy for all class A ordinary shares currently held by them to Mr. ZUO Hui. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. ZUO Hui may be deemed to beneficially own all of the shares held by these shareholders.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 8, 2021

ZUO Hui

By:	/s/ ZUO Hui
ZUO Hui

Grain Bud Holding Limited

By:	/s/ Rustem Limited
Name: Rustem Limited
Title: Director

Propitious Global Holdings Limited

By:	/s/ ZUO Hui
Name: ZUO Hui
Title: Director